UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  October 31, 2006                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. for the three months ended August 31, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                    AUGUST 31,        MAY 31,
                                                       2006            2006
                                                         $               $
                                     ASSETS
CURRENT ASSETS

Cash                                                    824,641       1,256,758
Amounts receivable                                       11,662          14,378
Prepaids                                                 46,196          36,927
                                                   ------------    ------------
                                                        882,499       1,308,063
EQUIPMENT, less accumulated amortization
    of $25,317 (May 31, 2006 - $14,435)                 134,015         142,975

UNPROVEN MINERAL INTERESTS (Note 4)                     876,341         803,386
                                                   ------------    ------------
                                                      1,892,855       2,254,424
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                112,487         155,054
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                3,510,979       3,490,004

CONTRIBUTED SURPLUS (Note 7)                            187,435         187,435

DEFICIT                                              (1,918,046)     (1,578,069)
                                                   ------------    ------------
                                                      1,780,368       2,099,370
                                                   ------------    ------------
                                                      1,892,855       2,254,424
                                                   ============    ============

SUBSEQUENT EVENTS (Note 4)




APPROVED BY THE DIRECTORS


/s/ DOUGLAS TURNBULL     , Director
-------------------------
/s/ NICK DEMARE          , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2006            2005
                                                         $               $
EXPENSES

Accounting and administration                            16,300           5,270
Amortization                                             10,882               -
Corporate development                                    11,550               -
General exploration                                       2,156               -
Interest on indebtedness                                      -           9,998
Investor relations                                        2,500               -
Legal                                                     1,273          18,407
Management fees                                           9,936          11,480
Office                                                   36,613           3,239
Professional fees                                        42,700           4,867
Property due diligence                                  103,917               -
Regulatory fees                                           2,215               -
Rent                                                     10,935           2,175
Salaries and benefits                                    47,439               -
Shareholder costs                                           296               -
Transfer agent                                            1,452               -
Travel                                                   49,186               -
                                                   ------------    ------------
                                                        349,350          55,436
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (349,350)        (55,436)
                                                   ------------    ------------
OTHER ITEMS

Interest income                                           6,628               -
Foreign exchange                                          2,745          (8,154)
                                                   ------------    ------------
                                                          9,373          (8,154)
                                                   ------------    ------------
LOSS FOR THE PERIOD                                    (339,977)        (63,590)

DEFICIT - BEGINNING OF PERIOD                        (1,578,069)       (237,369)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (1,918,046)       (300,959)
                                                   ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                               16,604,114       3,700,100
                                                   ============    ============







          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                      2006               2005
                                                       $                  $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (339,977)        (63,590)
Adjustment for items not involving cash
    Amortization                                         10,882               -
    Accrued interest on indebtedness                          -           9,998
                                                   ------------    ------------
                                                       (329,095)        (53,592)
Decrease (increase) in amounts receivable                 2,716          (1,727)
Decrease (increase) in prepaids                          (9,269)          4,528
Increase (decrease) in accounts payable and
    accrued liabilities                                 (42,567)         43,850
                                                   ------------    ------------
                                                       (378,215)         (6,941)
                                                   ------------    ------------
INVESTING ACTIVITIES

Option on BMC                                                 -         (93,178)
Additions to equipment                                   (1,922)              -
Additions to unproven mineral interests                 (72,955)              -
                                                   ------------    ------------
                                                        (74,877)        (93,178)
                                                   ------------    ------------
FINANCING ACTIVITIES

Advances                                                      -          84,160
Indebtedness                                                  -           8,318
Issuance of common shares                                20,975               -
                                                   ------------    ------------
                                                         20,975          92,478
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                        (432,117)         (7,641)

CASH - BEGINNING OF PERIOD                            1,256,758          22,634
                                                   ------------    ------------
CASH - END OF PERIOD                                    824,641          14,993
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============






          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         With the acquisition of 0724000 B.C. Ltd. ("724 BC"), on September 14, 2005, the Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       RECAPITALIZATION

         On September 14, 2005, the Company purchased all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis. The transaction resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION (continued)

         (iii) the interim consolidated statements of operations and deficit and cash flows for three months ended August 31, 2005 are those of 724 BC.


4.       UNPROVEN MINERAL INTERESTS

                                   --------------------------------------------    -------------------------------------------
                                                  AUGUST 31, 2006                                  MAY 31, 2006
                                   --------------------------------------------    -------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Bulakashu Gold Property        645,838         203,877         849,715         645,838         133,654        779,492
         Other                                -          26,626          26,626               -          23,894         23,894
                                   ------------    ------------    ------------    ------------    ------------    -----------
                                        645,838         230,503         876,341         645,838         157,548        803,386
                                   ============    ============    ============    ============    ============    ===========

         (a) By agreement dated September 24, 2004 and amended July 8, 2005, the Company entered into the Marsa Option with Marsa Gold Corp. ("Marsa") whereby Marsa granted an option to acquire a 100% interest in Bulkakshu Mining company ("BMC") from Marsa. BMC's sole assets are its unproven mineral interests located in the Kygryz Republic.

                  In order to exercise the Marsa Option in full, the Company has made cash payments totalling US $120,000 and is required to issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                  ---------------------      -----------           ----------------------------
                                                SHARE
                  DATE                        ISSUANCES                     COMMITMENTS
                  ---------------------      -----------           ----------------------------
                                                                       US $              $

                  Signing of agreements                -                110,000               -
                  Closing of acquisition         200,000 (issued)             -               -
                  December 31, 2005                    -                      -         200,000
                  January 2, 2006                200,000 (issued)             -               -
                  December 31, 2006                    -                690,000               -
                  January 2, 2007                250,000                      -               -
                  December 31, 2007                    -                650,000               -
                  January 2, 2008                375,000                      -               -
                  December 31, 2008                    -                750,000               -
                                             -----------           ------------    ------------
                                               1,025,000              2,200,000         200,000
                                             ===========           ============    ============

                  The Marsa Option provided for staged conversions of advances made to BMC into a participating interest in BMC at the end of each calendar year, beginning December 31, 2005. The Company assumed the share obligations under the Marsa Option.

                  In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC. On November 23, 2005, the Company, Magellan Gold, BMC and Marsa entered into a memorandum of understanding (the "MOU"), replacing the Marsa Option, whereby BMC transferred its ownership interest in the Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). As a result BMC now holds an option to acquire a 100% interest

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS (continued)

                  in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property. Subsequent to August 31, 2006, the Company issued 200,000 common shares at a fair value of $96,000 to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

                  Marsa and Kantanna are private corporations owned by a director of the Company.

         (b) On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company must issue 60,000 common shares and has up to six months to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares.

                  Subsequent to August 31, 2006, the Company issued 60,000 common shares at a fair value of $42,000.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

                                                                   ----------------------------    ---------------------------
         Issued:                                                          AUGUST 31, 2006                  MAY 31, 2006
                                                                   ----------------------------    ---------------------------
                                                                     NUMBER OF         AMOUNT        NUMBER OF        AMOUNT
                                                                       SHARES            $             SHARES            $

         Balance, beginning of period                                16,559,017       3,490,004       3,700,100         23,111
                                                                   ------------    ------------    ------------    -----------
         Adjustment of shares to reflect shares of the
             legal parent at time of recapitalization                         -               -       2,101,523              -
         Issued for cash
             Private placement                                                -               -       4,375,000        875,000
             Offering                                                         -               -       3,076,923      2,000,000
             Exercise of warrants                                        51,250          20,975         246,603        140,100
             Exercise of agent's option                                       -               -         126,974         91,421
         Reallocation from contributed surplus
             on exercise of agent's option                                    -               -               -         19,046
         Issued for agent's commission                                        -               -         198,556        129,061
         Issued for corporate finance fee                                     -               -         100,000         65,000
         Issued for unproven mineral
             interests (Note 4)                                               -               -         400,000        230,000
         Issued for indebtedness                                              -               -       2,000,000        400,000
         Issued for finder's fee                                              -               -         233,338         46,668
                                                                   ------------    ------------    ------------    -----------
                                                                         51,250          20,975      12,858,917      4,014,753
         Share issue costs incurred on recapitalization                       -               -               -       (233,672)
         Share issue costs on private
             placement and offering                                           -               -               -       (295,731)
                                                                   ------------    ------------    ------------    -----------
                                                                         51,250          20,975      12,858,917      3,485,350
                                                                   ------------    ------------    ------------    -----------
         Balance, end of period                                      16,610,267       3,510,979      16,559,017      3,490,004
                                                                   ============    ============    ============    ===========

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

         (a) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2006 and 2005, and the changes for the three months ended August 31, 2006 and 2005 is as follows:

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                       NUMBER         PRICE            NUMBER         PRICE
                                                                        $                               $

                  Balance, beginning of period        7,779,623        0.48                   -         -
                      Issued                                  -          -                    -         -
                      Exercised                         (51,250)       0.41                   -         -
                                                   ------------                    ------------
                  Balance, end of period              7,728,373        0.48                   -         -
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2006:

                                         EXERCISE
                     NUMBER                PRICE             EXPIRY DATE
                                             $

                   1,640,873                0.78             April 28, 2007
                   6,087,500                0.40             September 14, 2007
                  ----------
                   7,728,373
                  ==========

         (b) As at August 31, 2006, an aggregate 3,515,095 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (c)      See also Note 4.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On August 11, 2005, the Company received shareholder approval of a stock option plan (the "Plan") which allows the Company to grant a maximum number of 2,500,000 stock options.

         A summary of the Company's outstanding stock options at August 31, 2006 and 2005, and the changes for the three months ended August 31, 2006 and 2005 is as follows:

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning and end of period         2,435,000        0.22              -               -
                                                   ============                    ============

         The Company has agreed, subject to Company shareholder approval, to grant stock options to the Company's employees, directors and consultants to purchase 300,000 common shares at a price of $1.15 per share and 585,000 common shares at a price of $0.70 per share, for a term of five years. As at August 31, 2006, the Company had not yet obtained Company shareholder approval.

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2006:

             NUMBER             NUMBER         EXERCISE
          OUTSTANDING        EXERCISABLE         PRICE        EXPIRY DATE
                                                   $

            2,335,000          1,167,500         0.20         September 14, 2010
              100,000             50,000         0.79         November 21, 2010
         ------------       ------------
            2,435,000          1,217,500
         ============       ============


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the three months ended August 31, 2006 and 2005, is comprised of the following:
                                                   ------------    ------------
                                                       2006            2005
                                                         $               $
                                                   ------------    ------------

         Balance, beginning and end of period           187,435               -
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2006, the Company incurred a total of $87,410 (2005 - $42,585) for accounting, administrative, legal, management and professional services provided by directors and officers of the Company of which $26,388 (2005 - $3,520) was capitalized to unproven mineral interests. As at August 31, 2006, $32,889 (2005 - $101,867) remained outstanding and was included in accounts payable and accrued liabilities.

         See also Note 4(a).

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Central Asia and its corporate assets are located in Canada.

                                                   --------------------------------------------
                                                                  AUGUST 31, 2006
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                         $               $               $

         Exploration activities (Central Asia)          244,972               -         (88,254)
         Corporate (Canada)                           1,647,883           6,628        (251,723)
                                                   ------------    ------------    ------------
                                                      1,892,855           6,628        (339,977)
                                                   ============    ============    ============

                             CENTRASIA MINING CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       SEGMENTED INFORMATION (continued)


                                                   --------------------------------------------
                                                                   MAY 31, 2006
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                         $               $               $

         Exploration activities (Central Asia)          985,119               -        (116,057)
         Corporate (Canada)                           1,269,305          19,455      (1,090,610)
                                                   ------------    ------------    ------------
                                                      2,254,424          19,455      (1,206,667)
                                                   ============    ============    ============


                                                                     SCHEDULE I


                             CENTRASIA MINING CORP.
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                                                    YEAR ENDED
                                        THREE MONTHS ENDED AUGUST 31, 2006         MAY 31, 2006
                                   --------------------------------------------    ------------
                                    BULAKASHU         OTHER           TOTAL            TOTAL
                                        $               $               $                $

BALANCE - BEGINNING OF PERIOD           779,492          23,894         803,386               -
                                   ------------    ------------    ------------   -------------
EXPENDITURES DURING THE PERIOD

EXPLORATION COSTS
    Consultants                              57               -              57           1,644
    Exploration office                    2,449               -           2,449          10,815
    Field supplies                          215               -             215             873
    Fuel                                  8,898               -           8,898          12,951
    Geological                            3,069           2,732           5,801          73,162
    Geophysics                                -               -               -          13,333
    Laboratory and sampling               9,167               -           9,167           9,552
    Maps                                  8,150               -           8,150               -
    Repair and maintenance                  284               -             284           1,245
    Salaries and benefits                33,191               -          33,191          30,071
    Travel                                4,743               -           4,743           3,902
                                   ------------    ------------    ------------    ------------
                                         70,223           2,732          72,955         157,548
                                   ------------    ------------    ------------    ------------
ACQUISITION COSTS
    Option payment                            -               -               -          46,440
    Acquisition of BMC                        -               -               -         369,398
    Issuance of common shares                 -               -               -         230,000
                                   ------------    ------------    ------------    ------------
                                              -               -               -         645,838
                                   ------------    ------------    ------------    ------------
                                         70,223           2,732          72,955         803,386
                                   ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD                 849,715          26,626         876,341         803,386
                                   ============    ============    ============    ============

                             CENTRASIA MINING CORP.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 30, 2006 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the three months ended August 31, 2006 of Centrasia Mining Corp. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION UPDATE

Work during the fourth quarter of Fiscal 2006 consisted largely of due diligence on two potential advanced exploration property acquisitions. This work involved senior management travelling to London, U.K. and Moscow for negotiations. Evaluation of the technical data from the potential base metal acquisition was carried out in Kostenai, Kazakhstan and data evaluation from the second potential acquisition was carried out in Bishkek, Kyrgyzstan.

Compilation of data continued on the Company's three exploration projects, Bulakashu, Kokjar and Eastern Sary Jaz in preparation for the summer field season. Field crews were mobilized to the Company's Bulakashu project in late May 2006 and the Eastern Sary Jaz project in late July 2006.

BULAKASHU PROJECT

During the three months ended August 31, 2006, field crews at Bulakashu have continued to evaluate known historic gold and copper gold prospects and evaluate favourable structural targets for potential new gold prospects. To date, over 20 Au and Au/Cu showings have been identified on the property. The Company's 2006 exploration program has focused on seven of the highest priority targets including;

                           Karabulak        - Au
                           Severny          - Cu-Au Porphyry
                           Otradny          - Au
                           Altyn Masha      - Au
                           Korgontash       - Au
                           Sary Aigyr       - Cu-Au Porphyry
                           Altyn Tash       - Au

PROSPECTS IN THE KARABULAK RIVER DRAINAGE BASIN

SEVERNY PROPSECT

The Severny Prospect is a porphyry copper-gold prospect consisting of a complex of diorite, monzonite and granodiorite intruding andesitic volcanic rocks. The andesites are often metamorphosed to hornfelse and partially cap the intrusive complex. Preliminary mapping during the summer of 2006 defined a broad pattern of alteration in the host andesite and intrusive complex ranging from an outward zone of propylitic alteration expressed by chlorite, weak pyrite and epidote to an inner zone of argillic alteration typified by clay and weak sericite. Much of the copper-gold mineralization is found in the diorite porphyry, in the contacts with the andesite, in small dikes of the diorite porphyry, and along faults that cut the andesite.

This year the road to the Severny Prospect was extended giving access to the upper part of the prospect. Continuous chip samples were collected along the new road cuts where bedrock was exposed. On October 5, 2006, the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than 5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au, 7.85 g/t Au, 6.61 g/t Au and
6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. To date, a total of 357 assay results have been received of the 850 samples collected from Severny during the 2006 exploration program. Assays received thus far range from nil to 4.5% Cu and up to 37.7 g/t Au.

Also during the summer, a 15 kilometre, dipole-dipole Induced Polarization ("I.P.") survey was completed over Severny. Results from the survey defined a large 1km by 2km conductive zone that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the survey area coincident with an area of silicification where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre.

Drilling is planned to start in late October 2006 with 1,000 metres of drilling being planned to test newly identified areas of mineralization and IP anomalies. Severny has never been drill tested.

KARABULAK PROSPECT

During the summer, an I.P. test survey totaling three line kilometres was completed over the Karabulak Prospect. The I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. Weather permitting, these resistivity anomalies will be targeted in the drill program planned for the fall of 2006. In addition to the I.P. survey, an additional 52 chip samples were collected from the possible extensions to the known surface mineralization, with results ranging from nil to 1.68 g/t Au.

PROSPECTS IN THE BULAKASHU RIVER DRAINAGE BASIN

Due to the distance from the Karabulak camp, additional work in this basin will be deferred until 2007 when an exploration camp will be set-up in the Bulakashu River basin. Placer gold deposits in the Bulakashu River drainage were significantly larger than those in the Karabulak River drainage. These deposits have been exhausted but the source for them has not yet been found. Once the camp is set-up, the known gold occurrences in the basin will be examined and reconnaissance will be undertaken to identify new mineralized areas.

OTRADNY PROSPECT

Additional sampling, consisting of 140 samples was conducted in this area and new mineralization was encountered. Samples ranging from nil to one sample containing 2.23 g/t Au and 1.4 % Cu over 5 metres were collected from the northeastern extent of the mineralization.

ALTYN MASHA PROSPECT

An additional 26 samples were collected over the Altyn Masha Prospect and visible gold was evident in one outcrop but the mineralization consists of small discontinuous quartz veins in the cupola of a diorite intrusive and they are not commercially significant. The highest gold assay was 5.2 g/t Au.

KORGONTASH PROSPECT

Early reconnaissance sampling and mapping has showed this prospect to be of interest and requiring further detailed work. The eastern extension of the Korgontash Prospect returned one anomalous assay of 0.1 g/t Au, with a structural setting identical in appearance to the Karabulak Prospect with similar quartz, pyrite stockworks mineralization. More work is planned for the Korgontash Prospect next year.

SARY AIGYR PROSPECT

The Sary Aigyr Prospect is a porphyry copper gold occurrence on the crest of the Kyrgyz ridge. The deposit is in extremely rugged terrain with good outcrop exposure. Mineralization is spotty and largely confined to the contact zones of diorite porphyry and the host andesite. A total of 139 samples were collected here with results ranging from nil to 2.5 g/t Au and 0.5% Cu. The Sary Aigry Prospect is deemed to be of no commercial significance and no further work will be done here.

ALTYN TASH PROSPECT

The Altyn Tash Prospect is a gold prospect on the crest of the Kyrgyz ridge. Gold mineralization is confined to the contact zones of small syenite and diorite intrusives with the enclosing andesite. The intrusive bodies appear to be fault controlled with the shattered contact zones along the faults containing the mineralization. A total of nine samples were collected with assays ranging from nil to 10.5 g/t Au. The mineralization is spotty and therefore the Altyn Tash Prospect is not considered of commercial significance and no further work will be done here.

EASTERN SARY JAZ PROJECT

The Eastern Sary Jaz ("ESJ") Property covers 912 square kilometres of the Tien Shan gold belt in eastern Kyrgyzstan, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit. The Kumtor Deposit is hosted within Vendian age rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by the Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the ESJ Property. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine.

During the 2006 exploration program field crews discovered a series of quartz stockwork occurrences within a three kilometre long zone of altered, black pyritiferous shales of the Jetymtau Formation. The shales are capped by limestone, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. To date a total of 385 surface chip and grab samples have been collected and submitted for analyses. Only 117 assay results have been received to date. Analytical results received to date from the reconnaissance composite chip sampling of the altered zone has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

Based on the favorable geology and alteration observed by field crews, the Company approached Eurasian Minerals Ltd. ("Eurasian") to acquire the Turgeldy exploration license situated adjacent and contiguous to the ESJ license.

TURGELDY PROJECT

In August 2006, the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian. Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company has up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense, and with no further obligation to the Company.

The Turgeldy Property covers an area 25 square kilometres and lies immediately north of, and is contiguous to, the Company's ESJ Property. Soviet era work on the Turgeldy Property identified a tungsten skarn prospect and three, gold in stream sediment anomalies, later verified by Santa Fe Mining Company and Newmont Mining Corp. (in late 1990's). In September of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy, the results of which are pending. Due to winter conditions, the 2006 exploration program at ESJ and Turgeldy has been shut down for the winter. A larger, more detailed exploration program is planned for 2007.

KOKJAR PROJECT

In February of 2006, the Company announced that it had been granted a license to explore the Kokjar Gold Silver Project. The Kokjar Project lies within the Tien Shan metallogenic province in northern Kyrgyzstan, which is host to a number of multi-million ounce gold deposits in Kyrgyzstan, including Centerra Gold Inc.'s 11 million ounce Kumtor Deposit, Oxus Gold Plc/Kyrgyzaltyn's 2 million ounce Jerooy Gold Deposit and the 2.5 million ounce Taldybulak Levoberezhny Gold Silver deposit.

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata, the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property. Elevations on the property range from 2200 to 4140 metres above sea level ("ASL").

The Company has yet to receive approval for its 2006 exploration program at Kokjar and is currently in discussions with the State Agency of Geology for Kyrgyzstan in order to expedite the approval process. Although the Company anticipates it will get approval for its proposed 2006 program, the weather conditions may not permit its completion. The State Agency of Geology for Kyrgyzstan has acknowledged that the delayed approval is beyond the Company's control and it has indicated that the Company's exploration license for Kokjar will be extended for 2007, regardless if the Company is able to complete its work commitment for 2006.

PROPERTY DUE DILIGENCE

During the quarter, the Company continued to evaluate potential acquisitions of advanced mineral projects in Central Asia that would continue to enhance shareholder value.

In May 2006, the Company signed a memorandum of understanding ("MOU") to acquire a 90% interest in two advanced stage base metal deposits, one molybdenum-tungsten and a second molybdenum-copper deposit in Kazakhstan for a cash payment of US $8.5 million. The MOU was the culmination of a process which had started in the fall of 2005, when the Company was introduced to the projects. The transaction was subject to various conditions, including entering into a formal agreement, regulatory approval and a financing.

During negotiations, the vendor did not have sufficient operating capital to maintain their operating company in Kazakhstan, which held the license for the two base metal deposits. Progress was being made during negotiations, and the Company agreed to loan the vendor US $120,000 to maintain the operating company and keep the licenses in good standing. Regardless of the outcome of the negotiations, the terms of the loan required repayment by September 2006. After a period of prolonged negotiations the Company and the vendor could not arrive at satisfactory terms for a formal agreement and the Company elected to terminate negotiations and the MOU. Due to the uncertainty of collection of the loan the Company has written-off the amount but is actively seeking repayment.

Although the Company maintains a prospective portfolio of exploration projects in Kyrgyzstan, it will continue to seek opportunities to expand our project portfolio.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of $400,000 of indebtedness of 724 BC resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;
(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values; and
(iii) the interim consolidated statements of operations and deficit and cash flow for the three months ended August 31, 2005, are those of 724 BC.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            ----------   -------------------------------------------------   ------------------------------------
                              FISCAL
                               2007                         FISCAL 2006                                   FISCAL 2005
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING    AUG 31       MAY 31       FEB 28       NOV 30       AUG 31        MAY 31      FEB 28       NOV 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (349,350)    (506,197)    (248,890)    (375,809)     (63,590)     (52,311)     (34,581)     (42,910)
Other Items                      9,373      (17,079)         561        4,337          Nil          Nil          Nil          Nil
Net income (loss)             (339,977)    (523,276)    (248,329)    (371,472)     (63,590)     (52,311)     (34,581)     (42,910)
Basic and diluted earnings
    (loss) per share             (0.02)       (0.04)       (0.02)       (0.03)       (0.02)       (0.04)       (0.02)     (429.10)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital (deficiency)   770,012    1,153,009    1,601,110    1,912,119     (568,593)    (495,985)    (427,327)    (289,661)
Total assets                 1,892,855    2,254,424    2,535,132    2,516,695      418,679      335,943      266,900      157,756
Total long-term liabilities        Nil          Nil          Nil          Nil      109,160       25,000          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Company Overiew" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during the three months ended August 31, 2006 (the "2006 period") compared to the three months ended August 31, 2005 (the "2005 period").

During the 2006 period, the Company recorded a loss of $339,977 ($0.02 per share) compared to a loss of $63,590 ($0.02 per share) for the 2005 period. The increase in the loss in the 2006 period is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, activities relating to the Company's exploration activities of its mineral properties in the Kyrgyz Republic and ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia.

General and administrative expenses of $349,350 were incurred during the 2006 period, an increase of $293,914, from $55,436 in the 2005 period. Specific expenses of note during the 2006 period and the 2005 period are as follows:

     - during the 2006 period, the Company incurred accounting, management and administrative fees of $16,300 (2005 - $5,270) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     -   during the 2006 period, the Company incurred legal fees of $1,273 (2005
         - $18,407). General legal expenses were minimal in the 2006 period, whereas the Company incurred significant legal expenses in the 2005 period negotiating the terms of the Acquisition;
     - during the 2006 period incurred travel costs of $49,186 (2005 - $nil) mainly for review of potential properties in Central Asia and numerous Company site visits.
     - The President is paid a minimal base salary of $5,000 per month. During the 2006 period the Company incurred total management fees of $20,975 (2005 - $15,000), of which $9,936 (2005 - $11,480) has been recorded as management fees and $11,039 (2005 - $3,520) has been capitalized to unproven mineral interests;
     - expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;
     - during the 2006 period, the Company incurred corporate development expenses of $11,550 for a market awareness and promotional campaign;
     - during the 2006 period, the Company paid salaries of $47,439 for the administrative staff in the BMC office in the Kyrgyz Republic;
     - incurred professional fees of $42,700 (2005 - $4,867) mainly for services provided by Mr. William Tafuri (officer) and Mr. Oleg Kim (director) in the office in the Kyrgyz Republic; and
     - incurred property due diligence costs of $103,917. See "Exploration Update - Property Due Diligence".

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2006 period, the Company reported interest and other income of $6,628 compared to $nil in 2005. The increase is attributed to higher levels of cash held during the 2006 period.

During the 2006 period,  the Company spent $72,955 on exploration  activities on
its  unproven  mineral   interests  mainly  on  the  Bulakashu   Property.   See
"Exploration Update" for further discussion.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2006, the Company had working capital of $770,012. The Company may require additional funding to meet its spending commitment on the Bulakashu Project, to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. The Company has relied solely on equity financing to provide the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing or that funding will be available on terms acceptable to the Company.

It is anticipated that the Company may not meet its spending commitment on the Bulakashu Property as a result of a delayed start-up of its Fall 2006 drill program. The Company has discussed this possible issue with Kantanna and they


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


are prepared to extend the deadline for the Company's spending commitment to the end of 2007. The Company will be working with Kantanna to draft an agreement detailing the terms of the extension during November 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2006, the Company incurred a total of $87,410 (2005 - $42,585) for accounting, administrative, legal, management and professional services provided by directors and officers of the Company and relatives, of which $26,388 (2005 - $3,520) was capitalized to unproven mineral interests. As at August 31, 2006, $26,388 (2005 - $101,867) remained outstanding and was included in accounts payable and accrued liabilities.

Subsequent to August 31, 2006, the Company issued 200,000 common shares to Kantanna as consideration for the ESJ Property and the transfer of 100% ownership of BMC to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company, and subject to Company shareholder approval, to purchase up to 200,000 common shares at $1.15 per share for a period of five years. As at August 31, 2006 the Company had not yet obtained Company shareholder approval.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 30, 2006, there were 16,870,267 issued and outstanding common shares, 180,718 agent's options at an exercise price of $0.72, 2,435,000 stock options outstanding and exercisable at exercises prices ranging from $0.20 to $0.79 per share and 7,728,373 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share. The Company has also granted a total of 885,000 stock options, subject to Company shareholder approval, at an exercise price of $0.70 (585,000 shares) and $1.15 (300,000 shares) for a term of five years.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  October 30, 2006


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, Chief Financial Officer and a director of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the "Issuer") for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  October 30, 2006


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer


                                     - 9 -
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